December 20, 2021

Mark Cowan

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

RE:	RiverSource Life Insurance Company (“Company”)

  RiverSource Variable Life Separate Account (“Registrant”)

  Initial Registration Statement on Form N-6

      File Nos. 333-260175/811-04298

  RiverSource Life Insurance Co. of New York (“Company”)

  RiverSource of New York Account 8 (“Registrant”)

  Initial Registration Statement on Form N-6

  File Nos. 333-260322/811-05213

Dear Mr. Cowan:

This letter is in response to the Staff’s comments we received on December 10, 2021, for the above-referenced Initial Registration Statement filings which we filed on or about October 12, 2021 and October 18, 2021. Comments and responses are outlined below.

General

Comment 1.

Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to each registration statement. We may have further comments when you supply the omitted information.

Response: All missing information, including all exhibits, will be filed in a pre-effective to each registration statement.

Comment 2.

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policy.

Response: There are no types of guarantees or support agreements with third parties to support any policy features or benefits. The Company will be solely responsible for any benefits or features associated with the Policy.

Comment 3.

Please include a power of attorney that specifically authorizes the filing of the current registration statement. At present, the registration statement incorporates by reference a power of attorney that does not cover this specific filing. See rule 483(b) under the Securities Act of 1933.

Response: Registrants will include powers of attorney that specifically authorize the filing of the current registration statements.

Comment 4.

Please include the date of the filing at the top of the EDGAR facing sheet.

Response: The date of the pre-effective amendment filing will be included at the top of the EDGAR facing sheet.

Cover Page

Comment 5.

The second sentence of the last paragraph notes that upon cancellation, the Company refunds either the full amount paid with the application or total Policy Value. Please explain how this is determined (e.g., the greater of amount paid or Policy Value). Please also clarify whether any charges deducted during the free look period will be added to the refund of Policy Value. In addition, if true, please disclose in the national product that if the policy is intended to replace an existing policy, the cancellation period is extended to 60 days (as noted in the New York product).

Response: The sentence has been revised to read: Upon cancellation, you will receive a full refund of all premiums paid, including any policy fees or other charges, less Indebtedness.

Note that a cancellation period of 60 days is only required by the state of New York, and not by other states, if the policy is intended to replace another policy.

Comment 6.

Please include a definition of “Indexed Accounts” in the Key Terms. Please also include a definition for the terms “Surrender” and “Partial Surrender,” noting that sometimes a partial surrender is also referred to as a withdrawal.

Response: We have included the following definitions in Key Terms:

Indexed Account: The portion of the Policy Value that has the ability to earn interest based on a change in the value of one or more designated indexes.

Partial Surrender: The withdrawal of an amount of the Policy Value that is less than the full Cash Surrender Value. Sometimes we refer to a Partial Surrender as a withdrawal.

Full Surrender: The withdrawal of the full Cash Surrender Value and termination of the policy.

Comment 7.

In the Specified Amount definition, please consider stating in plain English, as noted on page 9, that the Specified Amount is the amount of life insurance coverage an Owner wants (i.e., the “Specified Amount” of insurance).

Response: The definition has been revised to read:

Specified Amount: An amount chosen by you we use to determine the death benefit and the Proceeds payable upon death of the last surviving Insured prior to the youngest Insured’s Attained Insurance Age 120 Policy Anniversary. If death benefit option 1 is chosen, this is the amount of life insurance coverage you want. For death benefit option 2 and 3, this is the minimum amount of life insurance coverage. We show the initial Specified Amount you have chosen in your policy.

Key Information Table

Comment 8.

The Fees and Expenses section includes a cross reference to the Fee Tables. Please also include a cross reference to a location in the Statutory Prospectus where the fees and expenses are described in more detail (e.g., Transaction Fees and Base Policy Charges). Please note that cross-references in the electronic versions of the summary and statutory should directly link to the location in the statutory referenced.

Response: Revised as requested. The cross-references in the electronic versions of the summary and statutory prospectuses will directly link to the location in the statutory prospectus referenced.

Comment 9.

In the “Charges for Early Withdrawals” information, please include the maximum surrender charge (as a percentage of contribution/premium or amount surrendered). Please also provide an example of the maximum surrender charge an Owner could pay (in dollars) under the Contract assuming a $100,000 investment. See Item 2, Instr. 2(a).

Can the disclosure be clarified/revised to address the maximum surrender charge based on this explanation?

Also, what examples are being referenced here?

Response: Our maximum surrender charges for a full surrender are not calculated as a percentage of contribution/premium or amount surrendered. The maximum surrender charge is based on the initial specified amount. For instance, if two policyholders both purchased a $1MM policy, even if one invested $100,000 and one invested $80,000 – their surrender charges would be the same. Therefore, the examples we have provided for the maximum surrender charges are not based on the amount of money the owner will pay but are based on the specified amount.

The disclosure in the “Charges for Early Withdrawals” has been revised to read:

If you surrender your policy for its full Cash Surrender Value, or the policy Lapses, during the first ten years and for ten years after requesting an increase in the Specified Amount, you will incur a Surrender Charge. The Surrender Charges are set based on various factors such as the Insureds’ Insurance Ages (or Attained Insurance Ages at the time of a requested increase in the Specified Amount), Risk Classifications, and the number of years the policy has been in force (or for the number of years from the effective date of an increase in Specified Amount).

The maximum initial Surrender Charge rate that would be charged on any policy would be $42.828 per $1,000 of initial Specified Amount. Therefore, if a Full Surrender occurs on a policy that was issued with a $1,000,000 initial Specified Amount, the maximum initial Surrender Charge would be $42,828 which is $42.828 times $1,000,000 divided by 1,000. This Surrender Charge for the initial Specified Amount will remain level for the first five policy years and then decrease monthly until it is zero at the end of the tenth policy year.

The Surrender Charges that apply to your policy are shown under the Policy Data page of your policy.

Comment 10.

In the “Transaction Charges” information, please specify the riders and benefits under the policy that impose a fee upon exercise.

Response: The disclosure has been revised to read: In addition to surrender charges, you may also incur charges on other transactions, such as a premium expense charge, partial surrender charge, express mail fee, electronic fund transfer fee, and fees imposed when exercising your rights under the Overloan Protection Benefit and the Policy Split Option Rider. If you take a loan against the policy, you will be charged a loan interest rate on any outstanding balance until the loan is paid off.

Comment 11.

In the “Ongoing Fees and Expenses” row of the table, please specify the applicable optional benefits, as some optional benefits are subject to a transaction charge and others are subject to annual charges. Please also include narrative disclosure regarding the ongoing fees and expenses associated with the Indexed Options. (e.g., “An investment in an Indexed Account is also subject to an ongoing charge of 0.60%.”).

Response: The disclosure has been revised to read: In addition to Surrender Charges and transaction charges, an investment in the policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the policy and the cost of the Accounting Value Increase Rider and the Four-Year Term rider if they are elected as optional benefits available under the policy. Such fees and expenses are set based on various factors such as the Insureds’ Risk Classifications, Issue Ages, genders and the number of years the policy is in force. You should review the rates, fees and charges under the Policy Data page of your policy. You will also bear expenses on any Policy Value in the Indexed Accounts at an annual rate of 0.60% applied monthly.

Comment 12.

In the “Not a Short-Term Investment” section, in order to be consistent with the form instruction, please lead with the second sentence, which states, “The policy is not suitable as a short-term investment and may not be appropriate for an investor who needs ready access to cash.”

Response: Revised as requested.

Comment 13.

When describing Risks Associated with Investment Options, please revise the disclosure consistent with the statement required by Instruction 3.(c) to Item 2 of Form N-6.

Response: Revised as requested.

Comment 14.

For clarity, when describing Insurance Company Risks, please substitute “us” with “RiverSource Life Insurance Company.”

Response: Revised as requested.

Comment 15.

In the “Policy Lapse” section of the Risks table, please briefly reference the No-Lapse Guarantee. Please also consider briefly disclosing the operation of the grace period.

Response: The disclosure in the “Policy Lapse” section of the Risks table has been revised to read:

Insufficient premium payments, fees and expenses, poor investment performance, full and partial surrenders, and unpaid loans or loan interest may cause the policy to Lapse. There is a cost associated with reinstating a Lapsed policy. Death benefits will not be paid if the policy has Lapsed. Your policy may not Lapse if the No Lapse Guarantee is in effect. Also, your policy enters a grace period before Lapsing, allowing you additional time to pay the amount required to keep the policy in force.

Comment 16.

Please replace the sub-heading “Investment Options” with “Investments” under the “Restrictions” heading.

Response: Revised as requested.

Comment 17.

When describing “Optional Benefits” restrictions, please identify the optional benefits in which certain restrictions and limitations apply. Please also identify which optional benefits are only available at policy issuance.

Response: The disclosure has been revised to read:

• The Four-Year Term rider (FYT), Policy Split Option Rider (PSO), and the Accounting Value Increase Rider (AVIR) are only available at policy issuance.

• The FYT and PSO are not available for all Insurance Ages or Risk Classifications that would be Insured under the base policy.

• The FYT, PSO, and AVIR have termination dates prior to the termination date of the base policy.

• The PSO, AVIR and Overloan Protection Benefit (OPB) have certain conditions that must be satisfied to exercise the benefit of these riders.

Comment 18.

In the “Tax Implications” section, please clarify the second bullet point to state, “If your policy is a modified endowment contract, you may have to pay a 10% tax penalty if you take a withdrawal before age 59 1⁄2.”

Response: Revised as requested.

Overview of the Policy

Comment 19.

In the “Premiums” section, the disclosure states that the policy may lapse if you do not pay the premiums needed to maintain coverage. However, the disclosure also states that the policy includes a No-Lapse Guarantee benefit, which, subject to certain requirements, guarantees the policy will remain in force even if the Cash Surrender Value is insufficient to pay the monthly deduction. Please explain the limits of the No-Lapse Guarantee benefit in this section or provide a cross-reference to where this is described elsewhere in the prospectus.

Response: The following sentence has been added at the end of the second paragraph in the “Premiums” section:

See “No Lapse Guarantees” under the “Keeping the Policy in Force” section below.

Comment 20.

In the “Allocation of Premiums,” the disclosure references a complete list of underlying Funds “at the back of this document.” Instead, please reference “Appendix A: Funds Available Under the Contract.”

Response: The disclosure has been revised to read: A complete list of underlying Funds can be found in “Appendix A: Funds Available Under the Contract”.

Comment 21.

In the “Loans” discussion, please consider describing the purpose of loans (i.e., to access policy value without the taxes and surrender charges associated with withdrawals).

Response: The following disclosure has been added as the second sentence in the “Loans” discussion:

Generally, this allows you to access Policy Value without the taxes and surrender charges associated with a withdrawal.

Comment 22.

The “Optional Benefits Riders” disclosure under “Policy Features” notes the availability of riders “varies from state to state.” Please disclose these state variations or include a cross reference to where these state variations are described.

Response: We have removed the sentence, “Availability of riders varies from state to state.”

Registrant is adding an appendix to the national version of the prospectus to address policy availability by jurisdiction. Policy availability drives rider availability. The riders referenced in this section are available with the policies approved in the jurisdictions that will be captured in the state availability appendix.

Fee Table

Comment 23.

Consider showing the Loan Interest Spread in the “Interest Rate on Loans” row of the Transaction Fees table” or include a footnote disclosing that the interest rate charged on a loan is offset by the minimum guaranteed rate of interest earned at the Fixed Account (i.e., 1.00%) on the loan collateral.

Response: The following footnote has been added to “Interest Rate on Loans” section of the “Transaction Fees” portion of the “Fee Tables”:

The loan interest rate charged is offset by the minimum guaranteed rate of interest of 1.00% earned on the Fixed Account that is credited on the loan collateral.

Comment 24.

In the “Periodic Charges” table, please add the title “Base Contract Charge” (or “Base Policy Charge”). Please also consider including the Overloan Protection Benefit and Policy Split Option Rider in the fee table and indicating there is no additional charge.

Response: Revised as requested.

Comment 25.

In the narrative to the “Annual Portfolio Company Expenses” table, the disclosure references a complete list of underlying Funds “at the back of this document.” Instead, please reference “Appendix A: Funds Available Under the Contract.”

Response: Revised as requested.

Principal Risks of Investing in the Policy

Comment 26.

Please disclose the risks associated with the Indexed Accounts. For example, in cases where the change in value of the underlying index return is not positive or the positive change in value of the underlying index is not enough to cover any fees and charges, an Owner may never receive an interest credit on amounts invested in the Indexed Accounts. If true, please also disclose that with fees and charges, an Owner could lose more than his or her investment in the Indexed Accounts.

Response: The following disclosure has been added to the section “Principal Risks of Investing in the Policy”:

If the change in value of the underlying index is not positive, you may never receive indexed interest. Also, if the return of the underlying index is positive but insignificant, the indexed interest credited may not be enough to cover your policy fees and charges. In both cases, with policy fees and charges, you could lose more than your investment in the Indexed Accounts.

Comment 27.

In the sub-heading “Surrender Charge,” please revise the fourth sentence of the third paragraph to state, if true, “If you increase the Specified Amount, an additional maximum Surrender Charge will apply to the additional Specified Amount added to the policy.”

Response: Revised as requested.

Comment 28.

Please also include an example to the table illustrating the maximum surrender charge applicable to an Owner who increases the Specified Amount in a subsequent year and surrenders the policy.

Response: Revised as requested.

Comment 29.

The first sentence of the paragraph entitled “The Funds,” states that the policy currently offers Subaccounts investing in shares of the Funds listed “in the table below.” We note that there is no table below. Instead, please reference “Appendix A: Funds Available Under the Contract.” Please also make this change to the last sentence of the paragraph with the heading “Volatility and volatility management risk with the managed volatility funds.”

Response: Revised as requested.

Comment 30.

Please include disclosure that an insurer can override a contract owner’s voting instructions under certain limited circumstances (consistent with Rule 6e-3(b)(15)(A)(iii) and mixed and shared funding orders).

Response: The disclosure has been revised to read:

As a policy Owner with investments in the Subaccounts, you may vote on important Fund matters. We calculate votes separately for each Subaccount. We will send notice of shareholders’ meetings, proxy materials and a statement of the number of votes to which you are entitled.

We are the legal owner of all Fund shares and therefore hold all voting rights. However, to the extent required by law, we will vote the shares of each Fund according to instructions we receive from policy Owners. We will vote shares for which we have not received instructions and shares that we or our affiliates own in our own names in the same proportion as the votes for which we received instructions. As a result of this proportional voting, in cases when a small number of policy Owners vote, their votes will have a greater impact and may even control the outcome. Under certain limited circumstances, we may override policy Owner’s voting instructions.

Comment 31.

With respect to the changes that can be made to the Variable Account, please state why a change may be made. Please also disclose who, if anyone, must approve any change (e.g., the investor or the Commission).

Response: We have removed the section “Changes to the Variable Account”.

Comment 32.

According to the disclosure in the second sentence of the first paragraph, the assets held in the general account support the guarantees under the policy, including the death benefit. Please clarify that the guarantees under the policy funded by the Depositor’s general account are subject to the Depositor’s claims-paying ability and financial strength. See Item 8(c) of Form N-6.

Response: Revised as requested.

Comment 33.

The following sentence states, “You should be aware that our general account is exposed to many of the same risks normally associated with a portfolio of fixed-income securities including interest rate, option, liquidity and credit risk.” Please clarify that this is an insurer-related risk that an Owner may experience, rather than a direct risk to the Owner.

Response: We have added the following disclosure to “The General Account” section of the prospectus:

Unlike market and other risks that you bear directly, these risks are insurer-related risks that may indirectly affect your investment experience.

Comment 34.

If true, please state that an Owner can allocate Net Premiums to the Indexed Accounts, transfer Policy Value from the Subaccounts or the Fixed Account to the Indexed Accounts or allocate the Segment maturity value of an Indexed Account to the Indexed Accounts. Please also state that amounts allocated to the Indexed Accounts become part the Company’s general account.

Response: We have added the following disclosure to “The Indexed Accounts” section of the prospectus:

You can allocate Net Premiums to the Indexed Accounts, transfer Policy Value from the Subaccounts or the Fixed Account to the Indexed Accounts or allocate the Segment maturity value of an Indexed Account to the Indexed Accounts. Amounts allocated to the Indexed Accounts become part of the general account.

Comment 35.

Please disclose if there is any minimum number of Indexed Account Options that will be made available under the policy.

Response: Registrant has added the following disclosure to the penultimate paragraph of “The Indexed Accounts” section to clarify that at least one Indexed Account option must be available under the policy:

At least one Indexed Account option will be available under the policy at all times.

Comment 36.

The second paragraph under “Segment Maturity Value” of the New York version states:

“Each indexed account has a different risk and return profile and a different range of potential outcomes. Any allocation you select should take into account your financial objectives, time horizon and risk tolerance. You should discuss the indexed account parameters with your registered representative to ensure you understand how they may affect the indexed interest credited for each indexed account.”

Please also include the above disclosure in the national version.

Response: The national version of the prospectus has been revised to include the following disclosure:

Each indexed account has a different risk and return profile and a different range of potential outcomes. Any allocation you select should take into account your financial objectives, time horizon and risk tolerance. You should discuss the indexed account parameters with your registered representative to ensure you understand how they may affect the indexed interest credited for each indexed account.

Comment 37.

According to the disclosure, an Owner will receive a full refund of all premiums paid under the “Free Look” provision. However, the Cover Page states that an Owner will receive either a full refund of the amount paid with the application or total Policy Value. Please reconcile the apparent inconsistency.

Response: The disclosure has been revised to read:

Upon cancellation, you will receive a full refund of all premiums paid, including any policy fees or other charges, less Indebtedness.

Comment 38.

Please state the minimum initial and subsequent premiums required. If these minimums are the same as the required premium to keep the NLG in effect, please clarify this point.

Response: The disclosure has been revised to read: An initial premium equal to the monthly premium required to keep the NLG in effect is required to be paid on or before the Policy Date and must be received by us before the policy can become effective. No insurance will take effect until this amount is paid. Additionally, in applying for your policy you decide how much you intend to pay and how often you will make future payments. During the first several policy years until the Policy Value is sufficient to cover the Surrender Charge, you will need to pay the required premium to keep the NLG in effect in order to keep the policy in force.

Comment 39.

With respect to the grace period, the last sentence of the second paragraph on page 41 states, “If the youngest Insured dies during the grace period, we will deduct any overdue monthly deductions from the death benefit.” Please also explain what happens if the oldest insured dies during the grace period.

Response: The disclosure has been revised to read: If the last surviving Insured dies during the grace period, we will deduct any overdue monthly deductions from the death benefit.

Comment 40.

The last sentence of the penultimate paragraph of this section states that, with respect to a reinstated policy, surrender charges will also be reinstated. Please clarify whether this means that a new schedule of surrender charges will apply or whether the original surrender charge schedule will continue as of the date of the lapse.

Response: The sentence has been revised to read: Surrender charges will return to what they would have been if the policy had not lapsed.

Comment 41.

In the second bullet point in the “Change in Death Benefit Option” section, please specify the optional insurance benefits whose charges are affected by an increase or decrease in Specified Amount resulting from a change in in the death benefit option. This comment is also applicable to the second bullet point in the “Changes in Specified Amount” section related to both the effect on an increase and decrease in the Specified Amount on policy costs.

Response: The disclosure under “Change in Death Benefit Option” has been revised to read:

-Charges for the optional Four-Year Term Insurance rider will decrease if the death benefit option change results in a decrease in the rider Specified Amount.

The disclosure under the “Changes in Specified Amount” “Increases” section has been revised to remove the bullet point:

-Charges for certain optional insurance benefits may increase.

The disclosure under the “Changes in Specified Amount” “Decreases” section has been revised to read:

-Charges for the optional Four-Year Term Insurance rider will decrease if the decrease in the policy Specified Amount results in a decrease in the rider Specified Amount.

Comment 42.

Please change the heading title of the first column to “Name of Benefit.”

Response: Revised as requested.

Comment 43.

The fourth bullet point related to the Accounting Value Increase Rider states, “Surrender Charges will not be waived if the policy is being surrendered in exchange for a new insurance policy or contract.” Does this include an exchange under the PSO? If so, please disclose. Please add clarifying disclosure based on your response.

Response: Under the Policy Split Option rider, 1⁄2 of the policy’s Policy Value, less 1⁄2 of any outstanding indebtedness will be applied as the premium to the new policy. This means surrender charges are not applied to an exchange under the PSO so there isn’t a need to utilize the Accounting Value Increase Rider to waive surrender charges.

The following disclosure has been added to the “Brief Description of Restrictions/Limitations” column of the “Other Benefits Available Under the Contract” table for the Accounting Value Increase Rider:

Surrender Charges will not be waived if the policy is being surrendered in exchange for a new insurance policy or contract. However, if you exercise your right to exchange the policy for two individual policies under the Policy Split Option Rider, surrender charges on the surrendered policy will be waived.

Comment 44.

Please include the Automated Transfers, Automated Dollar-Cost Averaging, Asset Rebalancing and Policy Value Credit in the table of “Other Benefits Available Under the Contract.”

Response: The “Other Benefits Available Under the Contract” table has been revised to include Automated Transfers, Automated Dollar-Cost Averaging, Asset Rebalancing and Policy Value Credit.

Comment 45.

Please include one or more examples illustrating the operation of each benefit in a clear, concise, and understandable manner. If the description of the benefit is clear enough without the need for an example (e.g., the automatic transfer programs) a standalone example would not be necessary. For others, particularly where calculations are involved, examples should be provided. See Instruction to Item 11.

Response: The disclosure has been revised to include examples as requested.

Comment 46.

The fourth sentence of the first paragraph states, “The rider is not available if either Insured is uninsurable.” Please explain how each insured can be insurable to purchase the policy, but yet potentially uninsurable to select the FYT at issue.’

Response: The sentence has been revised to read: The rider is not available if either Insured is older than age 85, would not be eligible for an individual life insurance product, or has a life expectancy of less than one year.

Comment 47.

Please explain supplementally to the staff why this rider is an optional rider and must be selected at issue when there is only a charge for this rider if an exchange is made. Why wouldn’t everyone select the option, whether they plan to use the rider or not?

Response: Since the owner of the policy can exercise this rider and would be the owner of the 2 new individual policies, there may be ownership situations in which the ability to split the policy would not be desired. For example:

•        Ownership by one spouse at time of divorce – The spouse who was the original owner of the policy could exercise the policy split and then own a single life policy on the life of the former spouse;

•        Ownership by one business owner at time of business dissolution – The owner who was the original owner of the policy could exercise the policy split and then own a single life policy on the life of the former business partner.

The rider form provides that both Insureds must be living on the date of the exchange, and “the owner of each new policy will be the owner of this policy unless otherwise specified in the applications and must have an insurable interest in the Insured.”

The reason the purchaser must select the rider at issue is because it may add a level of protection against possible negative fallout from a divorce or business dissolution. The company believes a policy owner of an in force policy should not be allowed to add it in anticipation of a pending (negative) event.

Comment 48.

Please disclose that if the new policies are also variable life policies, the exchange will be made at NAV (i.e., the policy value will be the same before and after the exchange).

Response: The following disclosure has been added:

If the new policies are variable life insurance policies, the value of the new policies will be calculated using the Funds’ current net asset value. The total Policy Value less Indebtedness of the new policies will be the same as the Policy Value less indebtedness of the split policy.

Comment 49.

Please also disclose that there will be no surrender charge or other charge when redeeming the old contract and no front-end load on the new contract, except that the insurer may charge an administration fee that is disclosed in the acquiring policy’s prospectus. See Rule 11a-2.

Response: The following disclosure has been added:

The Policy Value minus any Indebtedness will also be split equally and applied as premium payments on the new policies. Both the Surrender Charges on the split policy and any premium expenses charges on the new policies will be waived resulting in the total Policy Value less Indebtedness of the new policies will be the same as the Policy Value less indebtedness of the split policy.

Comment 50.

Please specify the expiration date of the rider.

Response: The disclosure has been revised to read:

If the policy is fully surrendered while the rider is in force and prior to the expiration date of the rider at the end of the eighth policy year, we will waive a portion of the Surrender Charge.

Comment 51.

According to the disclosure, the amount of the Surrender Charge waived is a percentage of the Surrender Charge that would apply to the initial Specified Amount. Please explain how this percentage is determined.

Add this statement to the disclosure and cross ref the example (if not in this location)

Response: The percentage waived is set at issue and applies to all AVIRs. We have included disclosure in the example for the AVIR that clarifies the percentage of Surrender Charge waived in each policy year.

The disclosure has been revised to read:

Accounting Value Increase Rider (AVIR): If the policy is fully surrendered while the rider is in force and prior to the expiration of the rider at the end of the eighth policy year, we will waive a portion of the Surrender Charge. The percentage waived is set at issue and applies to all AVIRs. The percentage waived is shown in the table below.

Comment 52.

The table of “Other Benefits Available Under the Contract” indicates that the rider is available at time of application only with small business owners. Please explain what “only with small business owners” means, including how the status of “small business” owners will be determined.

Response: While the most common usage of the AVIR is by a small business, the company does not require that the application be submitted with a small business ownership indicated. In general, the rider is intended for certain business and estate planning scenarios. The underwriter verifies whether the rider is appropriate through the underwriting process.

If a policy is owned by a business the rider increases the cash surrender value for accounting purposes which reduces or eliminates a negative balance on the business’ accounting books.

Other scenarios in which the AVIR may be appropriate are estate planning situations that are using borrowed funding (e.g., trusts, premium financing, or split dollar). These strategies may require some collateral for any difference between the loaned amount and the cash surrender value of the policy.

In all situations, the underwriter reviews the case for the purpose of the rider in order to determine whether RiverSource will issue it with the policy.

The “Brief Description of Restrictions/Limitations” explanation in the “Other Benefits Available Under the Contract” table has been revised to read:

• The rider is only available in limited situations, determined at time of underwriting.

• The waiver does not apply to any Surrender Charge due to increases in Specified Amount, or to partial surrenders.

• Surrender Charges will not be waived if the policy is being surrendered in exchange for a new insurance policy or contract.

Comment 53.

If true, please disclose that if the OPB is exercised, the policy will then become “paid-up” life insurance (i.e., requiring no additional premiums).

Response: The first item under “Once the OPB has been exercised, the following changes to the base policy will occur:” has been revised to read:

1.	The policy becomes a paid-up life insurance policy and no additional premium payments will be required, nor will any premium payments be accepted; however, loan repayments will be accepted.

Comment 54.

The first sentence of the last paragraph of this section states, “Once the benefit has been exercised, the death benefit will be the applicable percentage from the Death Benefit Percentage Table as shown under Policy Data, multiplied by Policy Value or Indebtedness, whichever is greater.” Please disclose, if true, that this could result in a significant reduction in the death benefit.

Response: The paragraph has been revised to read:

Once the benefit has been exercised, the death benefit will be the applicable percentage from the Death Benefit Percentage Table as shown under Policy Data, multiplied by Policy Value or Indebtedness, whichever is greater. At the time of the exercise, this means the Death Benefit will decrease by as much as the one-time OPB exercise charge, which is currently 3%. This may result in a significant reduction in the Proceeds payable upon death of the last surviving Insured. The OPB will terminate upon termination of the policy. If the policy terminates and is later reinstated, the OPB will also be reinstated with the policy. When the OPB is available to exercise, a notification will be sent to the policy owner. Once the benefit is exercised, a notification listing the changes to the policy will be sent to the policy owner.

Comment 55.

In the second to last sentence of the second paragraph, the disclosure states that the exchange may have tax consequences. Please specify the potential tax consequences of exchanging of a policy for a fixed benefit policy.

Response: We have removed the reference to tax consequences and revised the sentence to read:

The exchange may be subject to an equitable cash adjustment, which will recognize the investment performance of the policy through the effective date of the exchange.

Comment 56.

Please consider clarifying here, as noted in the “Overview of the Policy” section, that an owner may take a loan from the policy at any time.

Response: The disclosure has been revised to read:

You may borrow against your policy at any time by written or telephone request. (See “Two Ways to Request a Transfer, Loan or Surrender” for the address and telephone numbers for your requests.) Generally, we will process your loan within seven days after we receive your request in Good Order at our Service Center (for exceptions — see “Deferral of Payments,” under “Payment of Policy Loans, Surrenders and Death Benefit Proceeds”). We will mail loan payments to you by regular mail. If you request express mail delivery or an electronic fund transfer to your bank, we will charge a fee. For instructions, please contact your sales representative.

Comment 57.

Please disclose the state variations that apply to minimum loan amounts or include a cross-reference to where in the prospectus the state variations are described.

Response: There are no state variations that apply to minimum loan amounts for the national version of the prospectus. Please accept our apologies for this oversight. The disclosure in the national prospectus has been revised to read:

Minimum Loan Amounts

The minimum you can borrow from your policy is $500.

There is a minimum loan amount of $500 for New York policies, as described in the New York prospectus.

Comment 58.

Please disclose how the interest rate is determined on a policy loan (i.e., the interest rate paid on a policy loan is effectively the interest rate charged on a policy loan offset by the interest credited on the loan collateral in the Fixed Account).

Response: The following disclosure has been added to the “Effect of Policy Loans” section of the prospectus:

Loan interest is charged daily and payable at the end of the policy year at the guaranteed loan interest rates shown under Policy Data. Please note that the interest rate charged on a policy loan is effectively offset by the interest credited on the loan collateral as described above.

Comment 59.

Please describe how interest accrues on a loan and when it is payable. See Item 13(c) of Form N-6.

Response: The following disclosure has been added to the “Effect of Policy Loans” section of the prospectus:

Loan interest is charged daily and payable at the end of the policy year at the guaranteed loan interest rates shown under Policy Data. Please note that the interest rate charged on a policy loan is effectively offset by the interest credited on the loan collateral as described above.

Comment 60.

The first paragraph defines Cash Surrender Value twice. Please revise to avoid repetitive disclosure.

Response: Revised as requested.

Comment 61.

Please revise the second sentence of the second paragraph to state, “Additionally, for Death Benefit Option 1 policies, a partial surrender will reduce the Specified Amount.” A similar revision should also be made to the fourth bullet point under the heading “Effect of partial surrenders.”

Response: Revised as requested.

Comment 62.

The second sentence of the fourth paragraph states that Surrender Charges can significantly reduce Policy Values. Please include one or more examples illustrating how Surrender Charges can significantly reduce Policy Values.

Response: We have added examples illustrating how Surrender Charges can significantly reduce Policy Values.

Comment 63.

In the context of a surrender, the sixth sentence in the fifth paragraph states that the Company may require an Owner to return the policy. Please describe the circumstances when this may occur.

Response: The sentence in question, “We may require you to return your policy,” has been removed from the disclosure. The company no longer requires return of the policy in order to process a surrender. Please accept our apologies for this oversight.

Comment 64.

The sixth bullet point under the heading “Effect of partial surrenders” states, “If Option 2 is in effect, a partial surrender does not affect the Specified Amount.” Is this also true if Option 3 is in effect? In addition, please explain supplementally why a partial surrender does not affect the Specified Amount under Option 2, but does under Option 1. For clarity, please also consider using the reference “Death Benefit Option 1” and “Death Benefit Option 2” when referring to the death benefit options in this section.

Response: If Option 2 or Option 3 is in effect, a Partial Surrender does not affect the Specified Amount. The disclosure has been revised to read:

If Option 2 or Option 3 is in effect, a Partial Surrender does not affect the Specified Amount since the determination of the death benefit under these options is already impacted either directly (Option 3) or indirectly (Option 2) through the reduction in the Policy Value impacted by the Partial Surrender.

Supplemental explanation: Given the death benefit is calculated as follows for Death Benefit Option 2, if we were to reduce the Specified Amount by the partial surrender under this option, the partial surrender would be counted twice in the calculation of the death benefit since the partial surrender already reduces the policy value.

Option 2 death benefit = Policy Value plus the Specified Amount

Example:

Immediately prior to a partial surrender:

              Specified Amount = 1,000,000

              Policy Value = 300,000

              Death Benefit = 1,300,000

Immediately after a 100,000 partial surrender:

              Specified Amount = 1,000,000

              Policy Value = 200,000

              Death Benefit = 1,200,000

If we were to reduce the Specified amount by the partial surrender the death benefit would be reduced by two times the partial surrender:

              Specified Amount = 900,000

              Policy Value = 200,000

              Death Benefit = 1,100,000

Appendix A: Funds Available Under the Contract

Comment 65.

Please note the website address in the introductory legend to the table must be specific enough to lead investors directly to the prospectuses of the Portfolio Companies, rather than to the home page or other section of the website on which the materials are posted. The website, however, can be a central site with prominent links to each document.

Response: The Staff’s comment is noted. The website address in the introductory legend to Appendix A will be a central site with prominent links to each document.

Comment 66.

If applicable, include a statement explaining that updated performance information is available and providing a website address and/or toll-free (or collect) telephone number where the updated information may be obtained.

Response: Not applicable. Statement not added.

Comment 67.

The third column heading should be “Current Expenses.” Please delete the added language “Ratio [Net %].”

Response: Revised as requested.

Comment 68.

Please label Current Expenses and Average Annual Total Returns in the table as a percentage (e.g., 0.67% and 35.48%).

Response: Revised as requested.

Comment 69.

Please confirm supplementally that no Fund’s current expenses, as calculated pursuant to Item 3 of Form N-1A, reflect any expense reimbursements or fee waiver arrangements that are in place and reported in the Fund’s registration statement on Form N-1A. Otherwise, please identify each Fund subject to an expense reimbursement or fee waiver arrangement and provide a footnote stating that their annual expenses reflect temporary fee reductions.

Response: Registrant has identified and footnoted each Fund subject to an expense reimbursement or fee waiver arrangement and such footnote states, “This Fund and its investment adviser and/or affiliates have entered into a temporary expense reimbursement arrangement and/or fee waiver. The Fund’s annual expenses reflect temporary fee reductions. Please see the Fund’s prospectus for additional information.”

Back Cover Page

Comment 70.

The disclosure states, “The SAI and personal illustrations of death benefits, Cash Surrender Values, and Policy Values are available, without charge, upon request.” The SAI does not include Item 29 Illustrations (and Item 30(l) is marked not applicable for actuarial opinions related to illustrations). Please revise this statement for accuracy.

Response: The disclosure has been revised to read:

Additional information about RiverSource Variable Life Separate Account (Registrant) is included in the SAI. The SAI is available, without charge, upon request. To request the SAI, to obtain information about your policy or for other investor inquiries, contact your sales representative or RiverSource Life Insurance Company at the telephone number and address listed below. The SAI dated the same date as this prospectus is incorporated by reference into this prospectus.

Comment 71.

Please include the EDGAR contract identifier for the Policy on the bottom of the back cover page in type size smaller than that generally used in the prospectus (e.g., 8-point modern type). Item 1(b)(4) of Form N-6.

Response: Revised as requested.

Statement of Additional Information

Comment 72.

Please consider moving this section to follow the information about the Depositor, RiverSource Life, as there are references to the Variable Account that precede this discussion. Please also clarify that the Variable Account is RiverSource Variable Life Separate Account.

Response: We have moved “The Variable Account” section to follow the information about the Depositor and revised the disclosure as follows:

The Variable Account

We established the variable account on Oct. 16, 1985, under Minnesota law. It is registered as a single unit investment trust under the Investment Company Act of 1940. This registration does not involve any SEC supervision of the variable account’s management or investment practices or policies.

The RiverSource Variable Life Account meets the definition of a separate account under federal securities laws. Other variable life insurance policies that are not described in this statement of additional information also invest in subaccounts of the Variable Account.

Part C – Other Information

Comment 73.

The item number reference related to the following item headings is incorrect: Directors and Officers of the Depositor; Persons Controlled by or Under Common Control with the Depositor or the Registrant; Indemnification; Principal Underwriters; Location of Accounts and Records, Management Services; and Fee Representation. See Items 31-37 of Form N-6. Please revise accordingly.

Response: Revised as requested.

Signatures

The registration statement needs to be signed by both the Registrant and the Depositor in two separate signature blocks. Please see the “Signatures” page of Form N-6.

Response: We will include two separate signature blocks in the registration statement as requested.

Initial Summary Prospectus (ISP)

Comment 74.

Please apply all comments herein to the ISP, as applicable.

Response: The Staff’s comment is noted.

Comment 75.

The last sentence of the first paragraph of the cover page states that information may be obtained by sending an email request to ameriprise.com/variable annuities. Please revise the disclosure to include the proper convention for an email address.

Response: Revised as requested.

Comment 76.

The ISP should not include “Key Information Table” as a heading title. The heading title should be “Important Information You Should Consider About the [Contract].” See Rule 498A(b)5(i).

Response: Revised as requested.

Comment 77.

Please remove the heading title “Contract Overview.” Only the information required by Rule 498(b)(5) is permitted to be used in the ISP.

Response: Revised as requested.

Comment 78.

Please replace the heading title “Buying the Contract/Premiums” with “Buying the Contract.” See Rule 498A(b)5(v).

Response: Revised as requested.

Comment 79.

Please replace the heading title “Surrenders & Withdrawals” with “Making Withdrawals: Accessing the Money in Your Contract.” See Rule 498A(b)5(vii).

Response: Revised as requested.

Comment 80.

Please replace the heading title “Fee Tables” with “Additional Information About Fees.” See Rule 498A(b)5(viii).

Response: Revised as requested.

Comment 81.

Certain cross-references in the summary prospectus refer to other sections of the summary prospectus (e.g., references to the “back of this document” in the sections “Overview of the Policy” and “Total Annual Operating Expenses of the Funds”). Please provide cross references to the location in the statutory prospectus where the subject matter is discussed in greater detail. See Instruction 1(b) to Item 2 of Form N-6.

Response: Registrant has provided cross-references to the location in the statutory prospectus where the subject matter is discussed in greater detail.

Comment 82.

We note the back cover page is identical to the back cover page of the statutory prospectus, which includes disclosures not required by Rule 498A. In addition, if the Registrant intends to incorporate by reference the statutory prospectus into the ISP, please include the legend required by Rule 498A(b)(3)(i).

Response: Registrant does not intend to incorporate by reference the statutory prospectus into the ISP. The disclosure on the back cover page of the ISP has been revised to read:

We have filed with the Securities and Exchange Commission a prospectus and a Statement of Additional Information (SAI) that include additional information about RiverSource Variable Universal Life 6 Insurance and RiverSource Variable Life Separate Account. The prospectus and SAI are dated the same date as this summary prospectus and are available free of charge. To request a copy of either document, to obtain information about your policy or for other investor inquiries, contact your sales representative or RiverSource Life Insurance Company at the telephone number and address listed below. The prospectus and other information about the policy is available online at www.riversource.com.

Contract identifier:________________

RiverSource Distributors, Inc. (Distributor), Member FINRA. Issued by RiverSource Life Insurance Company, Minneapolis, Minnesota. Affiliated with Ameriprise Financial Services, LLC.

© 2008-2021 RiverSource Life Insurance Company. All rights reserved.

RiverSource Life Insurance Company

70100 Ameriprise Financial Center

Minneapolis, MN 55474

1-800-862-7919

S-6765 A (12/21)

If you have any questions concerning this filing or responses to the comments, please contact me at (612) 678-4177 or Adina Bynum at (612) 671-7698.

Sincerely,

/s/ Dixie Carroll

Dixie Carroll

Assistant General Counsel and Assistant Secretary

RiverSource Life Insurance Company

RiverSource Life Insurance Co. of New York